W. John McGuire

Partner

+1.202.373.6799

john.mcguire@morganlewis.com

November 9, 2020

VIA EDGAR

Mr. Paul Cellupica, Chief Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Gracie Credit Opportunities Master Fund, L.P. and Gracie Asset Management (File No. 812-14865)

Dear Mr. Cellupica:

We are writing on behalf of Gracie Credit Opportunities Master Fund, L.P. and Gracie Asset Management (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order under Section 12(d)(1)(J) of the Investment Company Act of 1940 (the “Act”) for an Exemption from Sections 12(d)(1)(A)(i) and 12(d)(1)(B)(i) of the Act and Pursuant to Sections 6(c) and 17(b) of the Act for an Exemption from Section 17(a) of the Act (the “Application”). The Application was originally filed with the Securities and Exchange Commission on January 12, 2018.

The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or need further information, please call me at (202) 373-6799.

Sincerely,

W. John McGuire

cc:	Daniele Marchesani, Assistant Chief Counsel, Division of Investment Management
Brad D. Wagner, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	T +1.202.739.3000
United States	F +1.202.739.3001